DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com Samer M. Zabaneh samer.zabaneh@dlapiper.com T 512.457.7126 F 512.721.2226

October 5, 2015

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Celeste M. Murphy, Legal Branch Chief
William Mastrianna, Attorney–Adviser
Joseph M. Kempf, Senior Staff Accountant
Dean Suehiro, Senior Staff Accountant

Re:	Xtera Communications, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted August 28, 2015
CIK No. 0001122051

Ladies and Gentlemen:

We are writing on behalf of Xtera Communications, Inc. (the “Company” or “Xtera”) in response to the September 24, 2015 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1, which was submitted to the Commission confidentially on August 24, 2015 (the “Confidential Registration Statement”).

Concurrently with this letter, the Company is also filing with the Commission a complete copy of the Registration Statement on Form S-1 (the “Registration Statement”).

A marked copy of the Registration Statement indicating changes from the Confidential Registration Statement is enclosed. This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response. Page references in this letter are to page numbers in the Registration Statement.

Division of Corporation Finance

October 5, 2015

General

1.	Please file your additional exhibits as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding the exhibits.

Response: The Company acknowledges the Staff’s comment and confirms that it will file all remaining exhibits as soon as practicable.

2.	As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional comments.

Response: The Company acknowledges the Staff’s comment and confirms that it will furnish the Staff with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA as soon as practicable. An initial filing relating to the Confidential Registration Statement was filed with FINRA on August 31, 2015. Counsel to the underwriters has confirmed to the Company that, prior to the effectiveness of the Registration Statement, it will provide the Staff with a copy of the FINRA no objections letter or a representative of FINRA will otherwise contact the Staff to confirm that FINRA has no additional comments.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s request, the Company has supplementally provided, under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s “testing-the-waters” presentation, and such potential investors did not retain copies of the materials. To the extent that any such written communications are made in reliance on Section 5(d) of the Securities Act in the future, the Company will supplementally provide them to the Staff.

Division of Corporation Finance

October 5, 2015

4.	We note that you have checked the box on the outside front cover page of your registration statement indicating that you are a non-accelerated filer. We further note however, for example, that your executive compensation disclosures appear to have been presented in reliance upon the modified disclosure afforded to smaller reporting companies. Please advise.

Response: The Company respectfully advises the Staff that it has determined that it is both a non-accelerated filer and, as indicated on the cover of the preliminary prospectus and on page 4 of the Registration Statement, an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company and pursuant to Section 102(c) of the JOBS Act, which provides that an emerging growth company may comply with Item 402 of Regulation S-K by providing only the information required of a smaller reporting company, even if it does not qualify as a smaller reporting company, the Company has presented reduced disclosures relating to executive compensation that are consistent with the executive compensation disclosure requirements applicable to smaller reporting companies. Accordingly, the Company respectfully submits that its identification as a non-accelerated filer on the outside front cover of the Registration Statement and its reduced disclosures relating to executive compensation within the Registration Statement are consistent with, and permitted by, the JOBS Act.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Operating Results, page 39

5.	We note your statements that you anticipate revenue from your turnkey solutions will increase in the next two fiscal years and that these solutions will represent a significant percentage of your product revenue in those years. Please disclose the break-down of what is included in your turnkey solutions and discuss how your turnkey solutions complement or enhance your product sales.

Response: The Company respectfully advises the Staff that its turnkey solution is a go-to-market strategy, not a separate set of specific products or services. In connection with certain projects, the Company’s customer requests deployment of Company products independent of other vendors’ products. For other projects, the customer requests that the Company take responsibility for the entire project, deploying the Company’s products together with the products of other vendors. In the context of submarine projects (which currently comprise the majority of turnkey projects for the Company), this often involves the purchase and deployment of fiber cable, marine operations and other ancillary products from other vendors. Each turnkey project is different, with the common element being that the Company takes responsibility for the overall project. The Company respectfully advises the Staff that it believes it has disclosed the nature of and specific risks associated with the turnkey solutions on pages 13, 14, 38, 39 and 40. The tailor-made aspects of turnkey projects makes more detailed description impractical.

Division of Corporation Finance

October 5, 2015

Results of Operations, page 45

6.	Please see Instruction 4 to Item 303(a) of Regulation S-K. Expand your line by line analysis of your financial statements to describe the causes of the year to year material changes in your product and service components of your cost of revenues.

Moreover, we note that your product sales include revenues from hardware, software and turnkey systems sales that have materially different margins. In light of your historic and anticipated future changes in product mix, please identify and disclose the quantitative contribution of each factor attributing to material changes your revenues, cost of revenues and gross margin as required by Financial Reporting Codification § 501.04 and § 501.05. As required by Item 303(a)(3)(ii) of Regulation S-K, please describe known trends and uncertainties in such factors that have had or that you may reasonably expect to have a material impact on your results of operations.

Response: In response to the Staff’s comment, the Company has expanded its discussion of its results of operations on pages 46 and 47 to describe the causes of the year to year material changes in its product and service components of its cost of revenues. Separately, in respect of the Staff’s comment regarding margins, the Company respectfully submits to the Staff that product margins vary from sale to sale. In addition, the Company advises the Staff that it does not sell its software separate from its hardware and thus any sale of software is achieved through the sale of its products on an integrated basis. Further, as disclosed in response to Staff comment number 5 above, the Company’s turnkey solution is a go-to-market strategy rather than a separate set of specific products or services. While the Company has disclosed that margins on its turnkey solutions generally are lower than on the sale of its products sold on a stand-alone basis, the Company does not report margins on a product by product or solution basis. In order to provide insight into known trends and uncertainties that have had or may reasonably be expected to have a material impact on the Company’s business, the Company has made disclosures regarding its turnkey solutions on pages 13, 14, 38, 39 and 40, but given the variability in its turnkey projects, the Company is not able to provide more detailed information in a manner that would be helpful to investors.

Business

Our Strategy, page 59

7.	We note that a key element of your strategy for future growth is to broaden your suite of product offerings. Please expand this discussion, as necessary, to identify any anticipated future products or trends towards additional targeted product areas.

Response: In response to the Staff’s comment, the Company has expanded its discussion of product offerings on page 60 to identify any anticipated future products or trends towards additional targeted product areas.

Division of Corporation Finance

October 5, 2015

Financial Statements

Consolidated Balance Sheets, page F-3

Note 21 – Subsequent Events, page F-35

8.	Refer to the “Proforma” column on page F-3. Please delete this column and revise to present a pro forma balance sheet as of June 30, 2015. Such balance sheet should give effect to the automatic conversion of all of your outstanding convertible preferred stock into common stock in connection with this offering. In addition, provide a footnote disclosure describing the nature of the pro forma balance sheet. Further, revise your Summary Consolidated Financial Data and Selected Consolidated Financial Data accordingly.

Response: In response to the Staff’s comment, the Company has deleted the pro forma column on page F-3, has presented a pro forma balance sheet as of June 30, 2015, and has provided a footnote disclosure on page F-8 of the Registration Statement describing the nature of the pro forma balance sheet. The Company has also revised its Summary Consolidated Financial Data accordingly.

Note 19 – Loss per Share, page F-33

9.	Refer to the second paragraph. Please revise to give effect to the cancellation of the Notes on August 25, 2015 in exchange for the Series E-3 preferred stock and the automatic conversion of such stock into common stock in connection with this offering. In addition, revise your Summary Consolidated Financial Data and Selected Consolidated Financial Data accordingly.

Response: In response to the Staff’s comment, the Company has revised Note 19 to the financial statements on page F-34 and has similarly revised its Summary Consolidated Financial Data and Selected Consolidated Financial Data.

Division of Corporation Finance

October 5, 2015

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

10.	We note that ASU No. 2009-13 is cited several times on page F-12 as authoritative accounting literature. Please revise. Accounting Standards Updates (ASU) are not authoritative; rather, ASUs are documents that communicate specific amendments to Accounting Standards Codification which are authoritative.

Further, we note that you provide multiple-deliverable arrangement disclosures for optical network solutions and product solutions. We note however that your product sales include revenues from hardware, software and turnkey systems sales which seem likely to be based upon substantially different contractual arrangements. Please revise your revenue recognition disclosures to provide more detailed disclosure by similar type of arrangements as required by ASC 605-25-50-1 and -2.

Response: In response to the Staff’s comment, the Company has revised its revenue recognition disclosures on pages F-12 and F-13.

Note 20 – Related Parties

Advance to Director, page F-34

11.	We note that you provided an advance to an officer of the company that appears to be currently outstanding. Please provide the material terms of this arrangement.

Response: The Company respectfully advises the Staff that an executive officer of the Company has a credit card that is intended primarily for business purposes and is paid for by the Company. To the extent that the executive officer incurred personal expenses on the credit card, the Company considered such personal amounts paid by the Company to be a loan and recorded such amounts as an accounts receivable on its balance sheet. As of June 30, 2015, the outstanding amount of personal expenses incurred by the executive officer was $55,435. As of the date of this letter, the executive officer has satisfied all outstanding amounts due under this arrangement, and the Company has changed its practices so that the arrangement will not continue in the future.

* * * *

Division of Corporation Finance

October 5, 2015

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7126 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ DLA Piper LLP (US)

Samer M. Zabaneh PC

Partner

Enclosures

cc:	Jon R. Hopper (Xtera Communications, Inc.)
Paul F. Colan (Xtera Communications, Inc.)
Stanton D. Wong (Pillsbury Winthrop Shaw Pittman LLP)
Heidi E. Mayon (Pillsbury Winthrop Shaw Pittman LLP)